ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - -

NOTICE TO SHAREHOLDERS

The accompanying unaudited condensed consolidated interim financial statements of Adira Energy Ltd. for the nine month period ended September 30, 2014 have been prepared by management in accordance with International Financial Reporting Standards applicable to consolidated interim financial statements (see note 2 to the unaudited condensed consolidated interim financial statements). Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited condensed consolidated interim financial statements, management is satisfied that these unaudited condensed consolidated interim financial statements have been fairly presented.

Under National Instrument 51-102, part 4, sub-section 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	September 30,	December 31,
	2014	2013
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$452	$617
Restricted deposits	9	35
Other receivables and prepaid expenses	61	2,513

Total current assets	522	3,165

NON-CURRENT ASSETS:
Property and equipment, net	16	61

Total non-current assets	16	61

Total assets	$538	$3,226

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$191	$2,817
Other accounts payable and accrued liabilities	28	986

Total current liabilities	219	3,803

EQUITY:
Share capital	-	-
Additional paid-in capital	34,041	34,023
Accumulated deficit	(33,722)	(34,600)

Total equity (deficit)	319	(577)

Total liabilities and equity	$538	$3,226

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT AND LOSS
U.S. dollars in thousands, except share and per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
		Unaudited

Revenues and other income	$-	$17	$-	$-

Expenses:
Exploration expenses	-	1,843	-	114
General and administrative expenses *)	318	2,560	161	682
Impairment charge (reversal)	(1,126)	4,216	-	1,730

Total expenses	(808)	8,619	161	2,526

Operating profit (loss)	808	(8,602)	(161)	(2,526)

Finance income	77	3,028	77	48
Finance expense	(7)	-	-	-

Profit (loss) before income tax expense	878	(5,574)	(84)	(2,478)
Income tax expense	-	-	-	-

Net comprehensive profit (loss)	$878	$(5,574)	$(84)	$(2,478)

Net comprehensive profit (loss) attributed to:
Equity holders of the parent	$878	$(5,574)	$(84)	$(2,478)
Non-controlling interests	-	-	-	-

	$878	$(5,574)	$(84)	$(2,478)

Basic and diluted net earnings (loss) per share **) attributable to equity holders of the parent	$0.07	$(0.46)	$(0.01)	$(0.21)

Weighted average number of ordinary shares **) used in computing basic and diluted net loss per share	12,117,290	12,052,073	12,117,290	12,052,073

*) Includes share-based compensation	$(42)	$21	$6	$2

**) Post Share Consolidation- See Note 4a.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
U.S. dollars in thousands, except share data

			Attributable to equity holders of the parent

			Additional			Non-	Total
	Number of	Share	paid in	Accumulated		controlling	Equity
	shares *)	capital	capital	deficit	Total	interests	(deficit)

Balance as of January 1, 2013	12,052,021	$-	$33,966	$(28,956)	$5,010	$-	$5,010

Share-based compensation	-	-	57	-	57	-	57
Net loss and comprehensive loss	-	-	-	(5,644)	(5,644)	-	$(5,644)

Balance as of December 31, 2013	12,052,021	-	34,023	(34,600)	(577)	-	(577)

Shares issued in Private Placement, net	240,000	-	60	-	60	-	60
Share-based compensation	-	-	(42)	-	(42)	-	(42)
Net loss and comprehensive profit	-	-	-	878	878	-	878

Balance as of September 30, 2014 (unaudited)	12,292,021	$-	$34,041	$(33,722)	$319	$-	319

			Attributable to equity holders of the parent
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	Shares *)	capital	capital	deficit	Total	interests	equity

Balance as of January 1, 2013	12,052,073	$-	$33,966	$(28,956)	$5,010	$-	$5,010
Share-based compensation	-	-	19	-	19	-	19
Net loss and comprehensive loss	-	-	-	(5,574)	(5,574)	-	(5,574)

Balance as of September 30, 2013 (unaudited)	12,052,073	$-	$33,985	$(34,530)	$(545)	$-	$(545)

*) Post Share Consolidation- See Note 4a.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands, except share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
		Unaudited
Cash flows from operating activities:

Net profit (loss)	$878	$(5,574)	(84)	(2,478)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Exchange differences on balances of cash and cash equivalents	4	20	1	10
Depreciation	45	116	14	22
Impairment charge (reversal) for exploration and evaluation assets	(1,126)	4,415	-	1,545
Revaluation of warrants	-	(3,013)	-	-
Share-based payment	(42)	19	6	(162)

	(1,119)	1,557	21	1,415
Changes in asset and liability items:

Decrease (increase) in accounts receivable, other receivables and prepaid expenses	2,452	4,253	11	342
Increase (decrease) in trade payables	(1,500)	(1,829)	5	(1,108)
Increase (decrease) in other accounts payable and accrued liabilities	(958)	(158)	1	(236)

	(6)	2,266	17	(1,002)

Net cash used in operating activities	(247)	(1,751)	(46)	(2,065)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
		Unaudited

Cash flows from investing activities:

Expenditure on exploration and evaluation assets	-	(2,638)	-	-
Proceeds from sale of equipment and other assets	-	1,824	-	796
Purchase of property and equipment	-	-	-	-
Decrease in restricted deposits	26	1,022	11	-

Net cash provided by investing activities	26	208	11	796

Cash flows from financing activities:

Proceeds from issue of shares, net of issuance expenses	60	-	60	-

Net cash provided by financing activities	60	-	60	-

Exchange differences on balances of cash and cash equivalents	(4)	(20)	(1)	(10)

Increase (decrease) in cash and cash equivalents	(165)	(1,563)	24	(1,279)
Cash and cash equivalents at the beginning of the period	617	2,394	428	2,110

Cash and cash equivalents at the end of the period	$452	$831	$452	$831

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries (individually and collectively, as the context requires, "Adira" or "the Company"), is an oil and gas early-stage exploration company. Through its subsidiary, Adira Energy Israel Ltd. (“Adira Israel”), the Company holds license No. 380 (“Yitzhak” or the “License”). These financial statements have been prepared in a condensed format as of September 30, 2014, for the nine months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2013, and for the year then ended and the accompanying notes.

In 2013, as a result of challenging markets and difficulty in raising funds to drill multi well program, the Company significantly reduced its activity, relinquished license No. 388 (“Samuel”) to the Ministry of Energy and Water of the State of Israel (“Ministry”), and ceased operations on the Gabriella license. Furthermore, there was nominal exploration activity in the Yitzhak license. During the 2014 the Company focused on further reducing its liabilities and seeking additional financing opportunities

b.	Significant events during the period

(i)

On February 16, 2014, the Ministry published new guidelines in respect of security guarantee payments (“Security Deposits”) for all offshore petroleum licenses, requiring each license consortium to deposit $2,500 per offshore license with the Ministry by March 31, 2014. On June 26, 2014, the Ministry extended the implementation of the Guidelines to September 17, 2014. In September 2014, the Ministry further revised the new guidelines in respect of the Security Deposits to be paid in two installments: 50% by November 30, 2014 and 50% by March 31, 2015. If the Company seeks an extension for the Yitzhak License and such extension is approved, the Company will be required to pay its pro rata share of the Security Deposit. As of the date hereof, the Company does not believe that it will be able to pay its pro rata share of the Security Deposit. Should the consortium on the Yitzhak License fail to meet this payment requirement, the Ministry will view such failure as a default and will have the right to retract the Yitzhak License.

(ii)

On September 22, 2014, the Petroleum Commissioner advised Modiin Energy Limited Partnership that license No. 378 (the “Gabriella License”) and the license No. 383 (the “Yam Hadera License”) expired, without further extension being granted, due to the milestones in their work program not being achieved. Adira Israel held a 15% working interest in the Gabriella License and had an option to acquire up to a 15% participating interest on the Yam Hadera License.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.	Financial position:

As reflected in the consolidated financial statements, as of September 30, 2014, the Company had an accumulated deficit of $33,722. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

NOTE 3:	EXPLORATION AND EVALUATION ASSETS

a.	The Company's accounts reflect only its proportionate interests in its oil and gas activities. The following is a summary of the Company’s exploration and evaluation assets:

Oil and Gas
Licenses

Balance as of January 1, 2013	$5,887
Net additions	2,243
Reclassification to Other receivables and prepaid expenses	(3,695)
Impairment of exploration and evaluation assets	(4,435)

Balance as of Sept 30, 2013 (unaudited)	$-

Oil and Gas
Licenses

Balance as of January 1, 2014	$-
Net additions	-
Impairment of exploration and evaluation assets	-

Balance as of September 30, 2014 (unaudited)	$-

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	EXPLORATION AND EVALUATION ASSETS (CONT.)

b.

The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 9km offshore Israel. The Yitzhak License was issued in October 2009 to Adira Israel for an initial three year exploration period with optional renewals upon fulfillment of certain conditions. Thereafter, a 30-50 year lease may be pursued if a “discovery” (as defined in the Israeli Petroleum Law) is made. On October 15, 2013, Adira Israel received an extension on the license through to October 15, 2014. Adira Israel and its joint operating partners have not yet received formal notice from the Ministry regarding the status of the Yitzhak License and are evaluating the options available, including the filing of an extension with the Ministry.

Adira Israel has a 70% working interest in the Ytizhak License, Brownstone has a 15% interest, AGR Group ASA (“AGR”) has a 5% interest and Ellomay Oil and Gas 2011 LP a 10% interest.

NOTE 4: -	EQUITY

a.

On August 9, 2013, the Company completed a consolidation of the Company’s Common Shares on the basis of one post-consolidation Common Share for every three pre- consolidation Common Shares (the "Share Consolidation"). On September 29, 2014, the Company completed a second consolidation of the Company’s Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares (the "Second Share Consolidation"). All share and per share data for all periods presented have been adjusted to reflect the decrease in number of shares outstanding after the Consolidation and the Second Consolidation.

d.	On July 23, 2014, the Company completed a non- brokered private placement by issuing 240,000 common shares at a price of US$0.25 per common share for gross proceeds of $60.

c.	Stock Option Plan:

The movement in stock options during the six months ended September 30, 2014, was as follows:

	Number of
	options	Weighted average
	outstanding	exercise price

Balance at December 31, 2013 (audited)	548,533	5.45
Options forfeited	(242,533)	4.74

Balance at September 30, 2014 (unaudited)	416,000	5.99

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4: -	EQUITY (CONT.)

c.	Stock Option Plan (cont.):

The following table summarizes information about stock options outstanding and exercisable as of September 30, 214 (unaudited):

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price *)	outstanding	exercisable	life

January 28, 2010	January 27, 2015	$ 8.40	$ 9.00	58,000	58,000	0.33
July 22, 2010	July 21, 2015	$ 3.75	$ 9.00	16,666	16,666	0.81
January 11, 2011	January 10, 2016	$ 9.90	$ 12.07	70,000	61,250	1.28
March 18, 2011	March 17, 2016	$ 8.85	$ 10.80	6,667	5,833	1.47
May 3, 2011	May 2, 2016	$ 7.80	$ 9.00	16,667	12,500	1.59
December 1, 2011	November 30, 2016	$ 3.30	$ 7.50	2,000	1,500	2.17
August 22, 2012	August 21, 2017	$ 1.05	$ 3.00	246,000	246,000	2.89

				416,000	401,749

*)	The exercise price of all options granted from 2011 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of September 30, 2014.

b.	Share purchase warrants:

The following table summarizes information applicable to warrants and broker warrants entitling the holders to acquire common share outstanding as of September 30, 2014 (unaudited):

		Grant date	Exercise	Number of
Issue date	Expiry date	fair value	price	warrants *)

August 9, 2012	August 9, 2015	$0.07	$0.20**)	79,012,640

*)	Following the Share Consolidation and Second Share Consolidation, every 15 previously issued warrants will be convertible into one Common Share of the Company.

**)	The exercise price of the warrants are denominated in Canadian Dollars and were translated to USD in the table above using the exchange rate as of September 30, 2014.

NOTE 6:-	RELATED PARTY TRANSACTIONS

During the nine month period ended September 30, 2014, the Company incurred $171 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $309 during the nine month period ended September 30, 2013 ($56 for the three month period ended September 30, 2014 as compared to $96 for the three month period ended September 30, 2013).

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

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